

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 13, 2007

<u>via U.S. mail and facsimile</u>

Mr. C. Robert Campbell
Chief Financial Officer
Mastec, Inc.
800 Douglas Road, 12<sup>th</sup> Floor
Coral Gables, FL 33134

> RE:  Form 10-K for the fiscal year ended December 31, 2006
> Form 10-Q for the period ended March 31, 2007
> File No. 1-8106

Dear Mr. Campbell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief